Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: October 6, 2025

The following is a transcript of a conversation hosted by Tim Rezvan, Oil & Gas Exploration & Production Senior Analyst at KeyBanc, and involving Will Ulrich, Founder and Co-Chief Executive Officer of PIH, Chris Hammack, Founder and Co-Chief Executive Officer of PIH, John Brawley, Chief Financial Officer of PIH, and Jerry Silvey, Chief Executive Officer of EQV, on October 6, 2025.

KeyBanc Hosted Fireside Chat with Presidio Petroleum

Date: Monday, October 6th

Time: 11:00 AM – 11:45 AM ET

Hosted By: Tim Rezvan, Oil & Gas Exploration & Production Senior Analyst

Participants:

●	Will Ulrich; Founder & Co-CEO – Presidio

●	Chris Hammack; Founder & Co-CEO – Presidio

●	John Brawley; CFO – Presidio

●	Jerry Silvey; CEO – EQV

Transcript:

Tim Rezvan (KeyBanc) 0:00

Good morning everybody, we appreciate folks dialing in for this call. I am excited to have leadership from Presidio, soon-to-be Presidio Production Company, as well as Jerry Silvey, the CEO of EQV Ventures. We’ll be discussing the DeSPAC that is in process, potentially ending in December between these two organizations. So first off, thank you, everybody on the management teams for joining today. As we start, I was hoping if we could just quickly go around and get a quick background of the folks here dialed in and what your current and prospective roles will be for this organization.

Will Ulrich (Presidio) 0:26

Nice to speak to everybody. I’m Will Ulrich, CEO, co-founder of the company.

Chris Hammack (Presidio) 0:30

Chris Hammack, the same.

Jerry Silvey (EQV) 0:34

Jerry Silvey, CEO of EQV Ventures.

John Brawley (Presidio) 0:37

And John Brawley, the CFO of Presidio.

Tim Rezvan (KeyBanc) 0:43

Thank you, everybody. It’s a pleasure to have you. And quickly, can we do a brief introduction on Presidio? I know the organization goes back to 2017. Can you talk about your investment thesis and what—I know we could give a long answer on this question—but what got you from 2017 to today?

Will Ulrich (Presidio) 1:02

Well, what Chris and I were really excited about to begin in 2017 was a differentiated oil and gas model that we think has a really compelling business model, and we’ve operated as a successful private company since. We started the business in 2017, made acquisitions that have built the basis of the assets we own today in 2018, 2019, and 2020, but the general lens where we were operating under was looking for value in the oil and gas base and looking for assets that were differentiated in the sense that there weren’t the high growth, new development type assets that the market was used to seeing, but really more about a cash flow optimization story. And so the business that we’ve put together has been one where we’ve never drilled an oil and gas well, but we’ve been able to successfully optimize, add via acquisition, and then on an ongoing basis, these assets, expanding margins and generating what we think have been pretty market leading returns.

Tim Rezvan (KeyBanc) 2:08

That’s great. And Jerry, you know, from the EQV side of things, you are contributing some assets to the SPAC. Can you talk about your history with the PDP model and what led to that decision?

Jerry Silvey (EQV) 2:22

Yeah, of course - absolutely. So EQV’s sole focus, historically, has been to provide institutions, high net worth family offices, a kind of direct access to this high yielding PDP asset class in a pretty efficient structure on the private side. It was just about a little over a year ago that we formed this SPAC as a means to effect a public vehicle to occupy this kind of white space in public capital markets. So within upstream oil and gas, figuring out a way to have a heavy distribution-focused model on low declining IG type producing assets with very sustainable, predictable yields that’s easily “underwritable” for retail and more generalist institutional investors.

So, when we first kind of started speaking with Presidio, it was a natural fit. I think the vision was fully aligned with the Presidio team, and so we partnered with Will, Chris, John and the Presidio team to create that same public product, contributing existing assets of our own. If you look at a map, existing EQV Resources assets are in effect in a checkerboard pattern with the Presidio assets -- on a little bit smaller scale. As part of that, we’re contributing the assets, rolling all equity to have this effective alignment, and so on a go forward basis, we’ll have a position on the board and we will be quite active, I think, in ways to figure out partnership opportunities on both our private side and with the public Presidio vehicle as well.

Tim Rezvan (KeyBanc) 3:52

And John, I want to give you an opportunity to chime in. You have a pretty interesting background joining Presidio. Can you maybe talk about a little bit about your prior role?

John Brawley (Presidio) 4:04

Yeah, thanks, Tim. Before joining Presidio, which I joined in May, I had known Will and Chris for several years. I was the CFO of Maverick Natural Resources, which we sold to Diversified Energy Company in March for 1.3 billion. All PDP focused operations - PDP focused strategy. At the end, we started doing quite a bit of drilling, which has now transferred over to Diversified. And I was excited to join these guys taking the company public, following what’s more of a pure PDP strategy without any reinvestment, which I’m sure we’ll get into later, was an exciting opportunity. More than 40 M&A deals on the PDP side, seven years at Maverick, tripled it in size. Just a pleasure to be on the team. Thanks Will and Chris for having me.

Tim Rezvan (KeyBanc) 4:59

That’s great. Let’s talk about the deal itself. I know you have limited control over the pace of the regulatory side of things, but can you talk about where you are on the timeline and what your best guess is on when the de-SPAC may be complete?

Jerry Silvey (EQV) 5:15

I’m happy to answer that one. I think on the de-SPAC side, we made some great progress since announcing, I guess, just about two months ago now. We filed our S-4 with the SEC. It’s currently in their review. I think once post shutdown, I think they’ll be able to resume the review of that S-4 filing. I would anticipate again, likely kind of year end, or potentially maybe in January, I think, going effective, depending on kind of the shutdown timeline. But generally, I think we’ve made some great progress, tremendous progress since announcing about two months ago.

John Brawley (Presidio) 5:50

For everybody, we have filed the preliminary S-4. That’s online, and it’s a good resource for people. That’s where to go to find the information about the company, and it’s the single source of truth as we go through this. Just want to note that for everybody.

Tim Rezvan (KeyBanc) 6:05

And when was that filed? Do you recall?

John Brawley (Presidio) 6:09

We just filed our most recent version on Friday -- an updated version.

Tim Rezvan (KeyBanc) 6:14

Okay, great. The timeline is good, but with projects like these, financing is also good. So I was wondering if you can talk about some pretty interesting partners you have. Can you kind of walk through your partners and your comfort level in the financing to get this deal done?

Jerry Silvey (EQV) 6:36

Yeah, maybe I can hit the financing side. John, feel free to chime in with anything. We’ve announced this deal with well over 200 million of committed equity capital. And so we’ve structured it, really, as a kind of fully funded deal, even in a very, I’ll call it draconian trust redemption scenario. So in a call it a P90 type redemption scenario, it’s a fully funded deal that can effect a close.

I think that was strategic, obviously, going into the announcement as something where we wanted this to be a fully backed transaction, have a lot of strategic capital support, and go into it with folks who are able to invest in it, know that it will close on time and without very few contingencies.

John Brawley (Presidio) 7:23

Yeah, on the capital side, Tim, we’ll note that we have some really top quality investors in the de-SPAC transaction. Notably, we put 125 million together in a PIPE which is with JPM Investment Management. Great support there from a world leading brand. We have Citizens Bank providing an RBL facility on some of the assets, and we expect to grow that facility and have it available for acquisitions. We also have an oil and gas major investing in the PIPE. And we have several other companies that are both in the PIPE in a small way and supporting us as true long only type investors as we de-SPAC.

So from the capital perspective, we have some world class support in many different ways through the capital stack -- we’re delighted. That’s what really gives us the confidence to be able to close, really be not very dependent on the redemptions or non redemptions. In the S-4, we mentioned what we call the maximum contractual redemption scenario. And we mentioned a scenario where we get to 100% non redemptions, and a midpoint where we give people a range of things that they can expect. In the maximum contractual redemption scenario, we assume 51.8 million of cash in trust is used as a source. But what I’ll note is that puts 36 million in cash on the balance sheet. If we needed to, there are many ways we could go cover that. We wanted to put a conservative case in the S-4 which is that maximum contractual redemption scenario. Again, we refer everyone to the S-4 if they want to get more information as to sources and uses information. But the cliff note of this is: we are not very dependent on redemptions because we have raised a substantial amount of capital prior to the de-SPAC process.

Tim Rezvan (KeyBanc) 9:36

Great context on the background and on financial side, but at the end of the day, you’re an oil and gas company, you’re going to be operating real assets out in the field. So maybe this is for Will and Chris. Can you give some perspective on the pro forma company, on what you think your production would be, your liquids skew, potential EBITDA and enterprise value? Just to help us visualize what we’ll be looking at on “day one”.

Will Ulrich (Presidio) 10:03

So we intended to build a business that had the scale to be able to come to market. We think is a super interesting time. We’ll get into that a little bit as well, but it’s 859 million of proved developed, PV-10, which you can reference in our investor presentation on the website with the effective date and pricing assumptions. 116 million of EBITDA, 24,000 BOE per day of expected production, with the combination of the Presidio assets and the EQV Resources assets. From a commodity mix perspective, we are about 50% dry natural gas, 35% natural gas liquids, 15% oil, which, for us, creates -- because of the kind of relative value of those products --a nice balanced contribution to our revenue from each of the commodities.

Tim Rezvan (KeyBanc) 10:57

And was it 2000 wells that you’ll be managing?

Will Ulrich (Presidio) 11:01

It’s about that.

Tim Rezvan (KeyBanc) 11:05

I think what’s interesting is, while there are now multiple companies in the public forum, or soon to be public, that have this model, you all seem to believe that you have an edge on the sort of optimization on the cost side. So I’d like to now dig into this, because your ability to deliver on that should help the inorganic M&A story then play out.

Will Ulrich (Presidio) 11:34

Chris and I can take it. It really is a new business model for the public markets, and one that we’re really excited to get the public markets familiar with. Whereas I think if you bifurcate how the public markets are today, you have -- within E&P -- the guys who are still more growth and development focused. You do have this group that is more PDP focused, but they also have development associated with their assets. They have reinvestment. So you are taking drilling risk or participation risk in non-op wells and capital risk associated with new development.

We shift over to the 100% PDP optimization strategy, which is effectively a new asset class that I think is probably more comparable to the mineral guys in the sense that it does not have that reinvestment risk or the capex requirement. And the cool thing is what Chris does in the business, which is in the M&A markets, we’re able to go acquire assets, and then we’re able to generate much better returns through the optimization story, which can be quite significant. And honestly, when we were starting the business, it was even surprising to us how good it actually could be in terms of generating returns from buying assets at market prices and transacting with sellers at market prices, but then going in and effectuating pretty significant changes to the way those assets are being operated, expanding margins, cutting costs, enhancing production at times, and really just using a very different—it’s almost as we have a different toolbox. It’s not even that we’re pulling different tools out of the same E&P toolbox, we’ve just kind of thrown out the old E&P toolbox and built a new one, and then trained our team on how to operate in that fashion. Chris can give some of the highlights here.

Chris Hammack (Presidio) 13:32

I think when you get to what’s the secret sauce and how we do things, it starts with what Will said. It truly was, truly is a different company. We’ve all been part of development companies, whether that’s the sole focus of growth or maintaining production flat, whatever those would be. But I can tell you from a guy that’s been doing this for 30 years now, if you’re pushing drilling rigs, you’re not doing what we’re doing. You just can’t. It takes time. It takes people. If you’re a person that’s spending a significant amount of your cash flow on development, you’re not worried about the things we are. And to be honest, you shouldn’t be, because the amount of capital it takes to run development projects is large, and the amount of money that I’m able to find from cutting LOE is small in comparison to that.

But that’s our business model, and our business model is that and that alone. So when you’re completely focused on just PDP optimization and not focused on any of the development side, whether that’s operated, non operated, whatever it is, you really do start to hone in on things, right? When all we think about every day is unhedged field margin, right? So we’ve got a very consistent production base. We hedge a lot of that, and we can talk about that. We worry about expenses, and how we monitor expenses, and how we handle expenses, and what the price regime is doing. So we’ve built a lot of tools internally to help us manage those things. But it really comes down to this is a different business than any other business out there. It is. And, the secret sauce is, really, to be honest, it’s our field guys.

The idea is that if I’m trying to manage a lot of wells and the profitability of those wells, that does not exist in Fort Worth. That actually exists in my field operations, right? Those guys have been doing that job for such a long time. The people that can get the most out of that are the guys in the field, right? So we empower those guys to say, “Hey, listen, we want you to run your wells as a small business. We want you to make it more profitable than it was. We’re able to provide you with the tools and analytics out of Fort Worth to help support that. But it’s your job to do it.” And so we incentivize them to do that. We give them the tools to do that. So it’s really, we use the word around here about servant leadership. We don’t command and control from Fort Worth down - it’s actually the other way around. We’re here to work for the field guys. That’s the difference. There are a lot of little widgets in there of how we cut costs on day one, and a lot of that’s in the materials out there – day one, six months, one year -- on some of the things that we do “corporately”, but it really comes down to just rebooting to the field model, empowering those guys to go do their jobs and manage every molecule and every well to the best that we can.

Will Ulrich (Presidio) 16:17

It’s a very specific, about an asset management model where the oil and gas assets here are the assets that we have under management. And I think as we’ve developed, we obviously had a massive wave of production growth and new locations drilled over the last decade, and we’re into more of a steady state manufacturing of those locations. But eventually all these assets are going to be developed, and everything is going to be in the PDP world, and I believe that we’re the leading business to be able to go and acquire and optimize those assets for the long term.

Tim Rezvan (KeyBanc) 16:56

Okay, and Chris, you talked about analytics. Can you talk a little bit about the technology that you’re using to use your labor more efficiently?

Chris Hammack (Presidio) 17:04

Yeah, I mean, the first thing is just getting to the field guys – “what do you need to see?” And you’d be surprised -- and like what Will was talking about in the development mode -- we’ve really for a long time now, since we found the first shale call it 20, 25 years ago, done a really bad job of managing PDP. And that goes into all facets, whether it’s making sure that the wells are on the decline they should be, whether the expenses are in line, those kind of things. It’s really getting the guys the tools to understand what their wells are really doing. What does profitability really look like? We’re used to doing that on a year basis, maybe a quarterly basis, but even down to the day basis, how are they really performing? Where do they need to be spending their time? What do they need to be thinking about? So a lot of those are around, whether it starts with dashboards, which are easy, but pushing information from our systems down as quickly as we can to the field guys, so they can get a real, live view every day of, okay, how do things look today? How do we project them to look and where do we need to optimize? It starts there. Just, you know, what data do you need? As simple as it sounds -- LOE information and profitability information, well information as far as well data files, all of that had been taken away from the guys for a long time. So it’s giving them back those things that they need to really be able to do things and not depend on an engineer in Fort Worth to do that. So that’s kind of one thing - but that’s where it just starts. Then you start to get into things like AI. Hey, how is AI helping? How can it learn? So that’s been a big project for us as far as cleaning data, getting our data in formats where AI can actually make some decisions and try to help. So really, what that looks like now is that it’s looking at all those variables that are out there and saying, “Hey, these are things that we should look at,” whether it’s trend analysis on wells, whether it’s cost anomalies, those kind of things that are all real time now, to feed the pumpers information, to say, “Hey, these are things you should look at,” right? So that’s kind of where we’re at today. That’s what we’re using it for today. The future, that’ll be, you know, real predictive tools to say, “Hey, listen, these things are happening. You need to look and maybe take these types of countermeasures to try to help do that.” That’s kind of the next phase of what AI will do in our business as it relates to day to day field operations. But it really is more about just getting information. We use the word feedback loops -- these really tight, quick, closed feedback loops that move quickly -- and just shortening that time so the guy has what he needs. There’s nobody out there that knows more about what he needs to do than the pumper. The question is, how do we get him the information as fast as he can, as accurate as he can, to make those decisions every day?

Will Ulrich (Presidio) 19:35

Just think about some specific examples of one of the assets that we bought from a large public independent. This is a set of assets where the guys who were operating the field had not seen a capital statement or any sort of financials around their asset. They generally were tracking production and using production as the metric for whether their route was successful or not, but not necessarily understanding what the cash flow contribution was per well. And you know, really also how big of a kind of small business that they were operating was where these businesses are making millions of dollars, and they really weren’t being given the information to effectively manage about it at the field side. And then also, just another example in that same acquisition, well files, which, you know, for our business, are critical for our engineers and our field guys to be able to know what is the history of the well, what’s the work that’s been done? When has this happened? Particularly so we can start to predict when to do work on those wells. They were in boxes, on paper in a building, at a storage facility in Houston somewhere, and you think about the steps it took. But we’ve gone from that to having digitized all those files into 200 terabytes of data, and now we’ve taken those 200 terabytes and converted it into a 60 gigabyte file for our LLM to be able to let these guys interact with all of that data through AI, and be able to query different histories of wells. And then we’ll be shifting that to be able to be more predictive in the future. But it’s all happened over a very short period of time, and it just wasn’t something people were focused on.

Tim Rezvan (KeyBanc) 21:21

Just to close the loop on that topic. Whether it’s the LLM or sort of just empowering the field staff, it should result in optimized workover activity or chemical usage or other issues. Is that the idea -- to sort of drive all that knowledge down to the field?

Will Ulrich (Presidio) 21:39

Yep, exactly, very much. The more information that those guys have, they are our day to day decision makers, and we empower them to make good decisions. We have to inform them and give that feedback loop so that they know that they’re creating change. And, we respond—as Chris was saying, we think about the field level and the corporate level differently. At the field level, we have unhedged field margin where we’re studying that. On the corporate level, we have the benefit of hedges. And so we don’t necessarily need to think unhedged there. But the day to day focus on that margin and being able to see -- they get red indicators when margin is moving in the wrong direction, or when OPEX is moving in the wrong direction.

But also, we’ve navigated several different commodity price cycles here. It feels it’s been 50 different commodity price cycles over the last seven years. And so there have been times where we’ve wanted to pull back on workovers we can monitor that daily and decide what’s our spend going to be this month, and what should it be? And what are the returns on these workovers? And let’s only invest in the business when the returns are really good, because our whole focus is on capital discipline. So whether it’s a large scale acquisition, whether it’s foregoing a workover or whether it’s deciding to do a workover, we’ll study each one of those decisions with whatever that prevailing commodity price is, whatever those unhedged kind of field level returns are at the time, and that has allowed us to navigate these cycles successfully. We have times when commodity prices are higher, and so we increase our workover spending. We have the benefit of flattening out that production curve, or doing some of these deferred workovers that maybe economically didn’t make sense, but now do. And then you have periods where there’s inflation in costs, for example. And we do cut costs significantly when we acquire an asset. But also another example kind of post the inflationary period. We were heading into a period of what we thought were going to be low summer gas prices two years ago, and those did happen. And so we effectuated a 25% year over year change downward in operating expenses to be able to protect that field level gross margin on an unhedged basis.

Chris Hammack (Presidio) 23:54

You can tell we’re passionate about this, and I’ll just close it with maybe just a summary of what Will just said. We really do think of this as kind of a widget making business, right, and the fact that when you focus on margins, right, really what that margin is, and optimizing that margin, our widgets happen to be oil and gas. They are, but, you know, it’s very low decline, extremely predictable, heavily hedged for the near term, you know, a long way out, at least, you know, to kind of give predictability around that cash flow. So we’re monitoring expenses and those, but you just think about the margin of the widget, and what do we need to do to keep the margin where we think is acceptable for that widget? And so, yeah, it does happen to be oil and gas. But you know, we try to explain this is that it is differentiated from all other oil and gas, in the fact that it’s PDP only, and that we kind of de-risk and normalize everything to be able to make our little widgets.

Tim Rezvan (KeyBanc) 24:43

Yeah, from that, talking about the capital discipline, I was certain that I found a typo in your materials when you talked about a 3% reinvestment rate, which I think kind of exemplifies, sort of where the pure PDP model is. And I thought that was interesting, because that is married with the post de-SPAC plans to have a dollar thirty-five annual dividend. So can you quickly talk about 3%, what is that capital commitment for? And then, as a segue to that, given that, maybe for John or someone else to handle, why you feel that that high dividend yield is appropriate?

Will Ulrich (Presidio) 25:19

Sure, it’s really simple as we think about that capital discipline. Basically, we produce our oil and gas, we pay our expenses, we decide what we want to invest on workovers, and then the 3% capital reinvestment is integrating some of our services. So to the extent we’re paying out monthly expenses on things like compression, we found good economic opportunities to invest at 40% type returns to buy in those units as the compressor companies have been focused more on the larger size units. These are very small horsepower units that we can put into our fleet. We can manage effectively. We can drive a real capital return from doing that. And so that limited reinvestment is into basically vertically integrating some of our services. But it’s very small.

Tim Rezvan (KeyBanc) 26:10

And to follow up, obviously, the minerals model, generates a lot of free cash flow. The decision, you talked about – a dollar thirty-five annual dividend. Can you talk a little bit about that? Why that’s the right amount, how durable you think that can be over a multi-year period?

John Brawley (Presidio) 26:26

This is the business strategy. So coming off what Will and Chris were talking about with that very low capital reinvestment rate, our strategy is to be a company that is a producing oil and gas royalty company. The only difference is we’re able to affect the outcome of the field and actually generate alpha from what we do. So in doing that strategy, if we’re just producing oil and gas, it’s important that we are able to dividend that out and get that into the hands of shareholders. We’ve built a model with an expected dollar thirty-five dividend that’s meant to be stable -- not variable. It’s going to be a fixed dividend. And we’ve built it with our hedge profile, with our decline profile that through 2027 we believe and expect that that will be stable through that period with great confidence. It’s part of our business plan. It’s how we’ve shaped the hedging profile, the decline profile, the business profile. We’ve modeled it, looked at it, tested it, and you know, we feel confident that we expect to be able to maintain that dividend at least through 2027 without any changes to the business plan. Of course, the business plan clearly involves buying more PDP, as we’ve alluded to. So we expect that as we purchase more PDP, we’ll be able to raise that dividend, because we’ll be using some leverage to do so, but looking for things that we can affect the operations on and make sure that they’re accretive to leverage, value, cash flow per share, dividend, etc.

Tim Rezvan (KeyBanc) 28:13

And you talked about hedging, so let’s quickly touch on that. I believe your materials say 78% hedged through 2027. How do you think about that? Is it just a rolling two-year basis? Do you do plain vanilla hedges? How do you think about where the best way to hedge and lock in cash flow?

John Brawley (Presidio) 28:28

What’s important to note is that we have debt requirements to hedge so we will be heavily hedged for five years while those requirements exist. I think even without those requirements, we think that it’s kind of a baseline hedging profile, 75% hedged for three years and then a little bit less on the back end, 50% hedged years three to five is prudent, particularly while you’re running some leverage, and particularly while you have a dividend profile that we are very intent on keeping stable. You have plenty of value in the tail end of reserves from commodity price moves that we get the benefit as prices come up, and you want to protect your near term cash flow very carefully.

So I think you’ll always see us hedging in that five year time frame, with a more heavy emphasis on the first three years. We’ll hedge the products individually, we’ll hedge NGLs, we’ll hedge basis. We’ll try and take as much risk as we can out of the commodity price volatility during that near term period where the dividends are sacrosanct.

Tim Rezvan (KeyBanc) 29:42

That’s great. And then I’d like to use the rest of our time on the inorganic growth or the M&A outlook, because it’s a clear focus for the company. Obviously there’s a couple of public peers, Mach and Diversified, that have been very active. Some have transitioned out of the Mid-Con to find deals. Your materials – the presentation -- talked about a 1.4 billion opportunity set, and then earlier today, you talked about now being the ideal time to come public. So can you talk about what you’re seeing and what’s got you excited in a little bit more of a crowded landscape for PDP acquisitions?

Will Ulrich (Presidio) 30:17

Yeah, I think the overarching size of the pie here is huge. And so, you know, we mentioned two numbers in the investor materials. We have the 1.4 billion. Those are deals that are what I would call our active backlog right now that we’re working on. There’s also a broader number, which is 75 billion. That’s the size of the assets that are currently owned by private equity firms that will be looking to divest those assets over the coming years. And so there is an acceleration, I’d say as well. We’re seeing more and more deals come to market after a quieter period over the last several years of these types of assets, and so there is, I think, going to be over the next few years here, a mismatch between the supply of assets and the demand of assets, which is why, I think, adding another player to the mix here, and bringing Presidio into the public markets to be able to access the capital that we need in order to generate that growth with kind of our special addition of being able to go and optimize these assets and really focus on very diligent capital returns.

So when we look at this market, we look at where we can transact in the market, we see deals that will be accretive to our dividend immediately and over the long term, accretive or neutral for leverage. And then, importantly, through our optimizations upfront and our continuous optimizations over time, in addition to generating great cash on cash returns, we’re building long term equity in the business. And that’s the part that I think is really exciting in terms of being a long term investor myself in the business, and looking forward over the next couple of years, we put in our presentation 200 million of M&A in the first year as a public company, 300 in the second year, 400 in the third year. And you can see the power of being able to get the dividend from the dollar thirty-five currently, to two seventy-seven in that model. And I do think that there’s more M&A that’s possible than even just those numbers.

Tim Rezvan (KeyBanc) 32:35

I know when people talk about Mid-Con, it means a lot of different things from the Panhandle up to Kansas. Do you believe that is a big enough sandbox for the growth aspirations, or will you opportunistically look, whether it’s South Texas -- how do you think about your willingness to expand beyond that legacy position?

Will Ulrich (Presidio) 32:57

We’ve had an active kind of due diligence, M&A effort over the last several years, where we have not just focused on our own backyard, but also more broadly, the Mid-Continent. And so for us, that is South Texas, East Texas. We kind of think about the center of the country. I don’t think you’ll necessarily see us in Appalachia or on the west coast, but there is a sizable amount of assets in that Texas, Oklahoma, Arkansas region that I think provide plenty of M&A opportunity.

Tim Rezvan (KeyBanc) 33:34

And then, just to close the loop, to go back to the balance sheet and finances with the low capital intensity nature of the business, I know you’re comfortable running a little bit higher on leverage. Can you talk about where you expect to be when you come out, and then what a target level would be, and how you think about that?

John Brawley (Presidio) 33:54

On the leverage side, Tim, it really depends on the redemption rate, so the cash in trust really changes how much cash you have on your balance sheet. The flex for that cash will be acquisitions. And so the leverage at closing, at sort of a maximum, will be just above 2x. And I think in the long term, we’ll want to keep leverage down below 2x. Leverage at closing could be much, much lower, depending on the cash in trust. We’re very well aware of public investor sensitivity around leverage. We note that our profile, without the capex, means we have tons of free cash flow. We are heavily hedged. Our risk profile is different. So, we can easily sustain 2x leverage, but we’ll target less than that.

Tim Rezvan (KeyBanc) 34:53

And then a final question. On the balance sheet—and I’ll use the word “flex” that you used—a lot of companies are sitting on undeveloped inventory. We know you’re buying these for the PDP value. And John, I know with your prior firm, you did engage in a non-op program with a private operator. How do you think about extracting value from the inventory you have? You’ve been pretty clear you do not want to do any sort of non-op, operated drilling program. How do you think about that value? Is that a nice to have? Is there a sense of urgency realizing that to drive value?

Will Ulrich (Presidio) 35:33

I think it goes to the overarching strategy, which is we want to create, when we buy an asset, as many ways to win as possible. I think John had used the word alpha. And so, you know, for us, the building block of that is buying the assets at an appropriate price and then putting in place our optimization on the operating expenses, on the production. There also is some optimization that we can do around gas marketing and effectively raising the netback that we’re receiving for the assets. But you’re right, we do—these assets also typically come with undeveloped locations. And while it’s not a major contributor, it doesn’t contribute to the—we don’t need to have it in order to maintain the dividend.

For example, it is one of those added ways to win on an asset if we can monetize and bring value forward, then we’re going to do that. So we’ve chosen to do it in a capital light fashion. And so whereas, you know, John at Maverick had a participation, kind of a non-op participation, in private companies drilling on their lands, we have a deal with that same company, but where we have the option to participate, but we really don’t. Instead, we take an option to have a carried interest. And so we take a promote, we take back an override, and so we generate cash flow from those assets, and we do it at no capital risk to ourselves, and the returns on it are effectively infinite as a result. But if you think about it in terms of monetization, it’s acreage that, if you were to go sell it in the market, maybe you’d get a couple hundred dollars an acre for it, but through our participation, that value on a PV-10 basis becomes a couple thousand dollars an acre. And so while it’s not a major focus or a big part of the story, it’s just an additional lever where we’re focused, and we think about it in terms of optimizing everywhere we can. So whether that’s around the OPEX, the production, around bringing value forward on undeveloped lands, on the way we’re marketing our oil and gas, on our balance sheet, etc. It’s kind of the full suite. Focus is just on that optimization.

John Brawley (Presidio) 37:49

Otherwise put, we do not intend to follow a non-op drilling program where we spend capex. We will do it in ways that do not require the spend of capital—carried working interest, overrides, sale of acreage—not taking on the opportunities.

Chris Hammack (Presidio) 38:11

I think, again, it just kind of sums up to the same thing. If you see what’s unique about the business model is that I wish I could say one thing drove all the value, but it doesn’t. It’s just the sum of parts of a lot of little things, right? And that’s where the work comes in, right? Whether it’s optimizing the field, whether it’s marketing, whether it’s these little, one-off little things. If we’re farming stuff out individually, they’re not much. But when you sum them all up, and you get a lot of them, it becomes the business that we have. If I can go improve production on a well, and everybody will laugh, but if I can go improve production on a well by 10 or 20 MCF a day, everybody’s going to say, “That’s immaterial.” And they’re right in the matter of that well, it is. But the thing is, if I can do that 100 times, or 200 times, or 300 times, now all of a sudden, it’s meaningful, right?

That’s the business model. The business model is -- and again, I’ve used the analogy a lot (so everybody, if it’s not in the S-4, we ought to put it in there.) -- it’s like finding money in the couch, right? There’s no dollar bills, there’s no fives, there’s no hundreds, but there’s just a bunch of change in there, and you just have to go down there and dig and find it. So it takes a lot of work to do it. But I think we’ve built the business, and we’ve built kind of the recipe for success, where, obviously anything around us is very simple to integrate and bring in, but really we use Mid-Con as a big bracket, but, does it apply everywhere? Yeah. Are the levers going to be slightly different in different places? Probably, but, that can all be used everywhere. And as Will said, everything’s becoming PDP, right? So, inventory is getting drilled. We’re getting closer and closer to that. So, positioning ourselves as this asset manager, where all we do is PDP, we’re not going to focus on any drilling. I think it really does differentiate us.

Tim Rezvan (KeyBanc) 39:53

That’s great. Well, I know we’re coming up on time. This was, I thought, a very helpful discussion as investors get ready for one more E&P entering the public landscape, hopefully in the near term future. So Will, Chris, John, Jerry, thank you very much for your time and best of luck as you near the finish line.

All Speakers

Thank you very much.

Forward-Looking Statements

This communication includes “forward-looking statements.” These include any of EQV Ventures Acquisition Corp. (“EQV”), Presidio PubCo Inc. (“Presidio”) or Presidio Investment Holdings, LLC (“PIH”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and expectations with respect to the future performance and the success of Presidio following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Presidio’s, PIH’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) by Presidio and PIH on September 8, 2025. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH nor EQV presently know or that Presidio, PIH or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH and EQV anticipate that subsequent events and developments will cause Presidio’s, PIH’s and EQV’s assessments to change. However, while Presidio, PIH and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio and PIH filed the Registration Statement with the SEC, which includes a prospectus with respect to Presidio’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

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